Exhibit 99.1

Insider Trading Disclosure

As reported in Canada on The System for Electronic Disclosure by Insiders (SEDI), the below market purchases of common shares of the company were completed on the following dates by Richard Carter, CEO of Bragg Gaming Group Inc:

•	Thursday September 9, 2021 - 15,529 shares at $11.1264

•	Friday September 10, 2021 - 84,471 shares at $11.4259

•	Monday September 13, 2021 - 15,000 shares at $10.9687